SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD HOTELS, INC.

(Name of Subject Company (Issuer))

RIDGEWOOD HOTELS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title and Class of Securities)

766234108

(CUSIP Number of Class of Securities)

Henk H. Evers
Ridgewood Hotels, Inc.
100 Rue Charlemagne
Braselton, Georgia 30517
Telephone: (678) 425-0900

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
David G. Thunhorst, Esq.
W. Thomas Watts, Jr., Esq.
Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 522-4700

CALCULATION OF FILING FEE
Transaction Value	Amount of Filing Fee
$1,645,000	$133.09

(1)     This calculation assumes the purchase of 790,257 outstanding shares of Common Stock, par value $.01 per share, of Ridgewood Hotels, Inc. (the "Common Stock"), at a price per share of Common Stock of $2.08 in cash. As of July 31, 2003, there were 3,831,257 shares of Common Stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0- 11 of the Securities Exchange Act of 1934, as amended, equals approximately 1/80th of one percent of the value of the transaction.

[ ]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount previously paid:   Not applicable Filing Party:   Not applicable

          Form or Registration No.:   Not applicable Date Filed:   Not applicable

[ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), to purchase up to 790,257 shares (the "Shares") of its own issued and outstanding common stock, par value $.01 per share (the "Common Stock"), at a purchase price of $2.08 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer" and are herein incorporated by reference.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the SUMMARY TERM SHEET in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Ridgewood Hotels, Inc., a Delaware corporation. The Company's principal executive offices are located at 100 Rue Charlemagne, Braselton, Georgia 30517, telephone: (678) 425-0900.

     (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of which 3,831,257 shares were issued and outstanding as of July 31, 2003.

     (c) The information set forth in THE TENDER OFFER, Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by the Company, which is also the issuer. The information set forth in THE TENDER OFFER, Section 8 ("Certain Information Concerning the Directors and Executive Officers of the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in THE TENDER OFFER, Section 13 ("Agreements Concerning the Shares") is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)-(c) The information set forth in the SUMMARY TERM SHEET, THE TENDER OFFER, Section 12 ("Purpose of the Offer; Certain Effects of the Offer") and THE TENDER OFFER, Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference. Other than as disclosed therein, the Company has no present plans, proposals or negotiations that would relate to or would result in any transaction or other occurrence with respect to the filing company or its shares, or any subsidiaries of the Company, of the type listed in paragraphs (c)(1)-(10) of Item 1006 of Regulation M-A.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in THE TENDER OFFER, Section 11 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in THE TENDER OFFER, Section 8 ("Certain Information Concerning the Directors and Executive Officers of the Company") and THE TENDER OFFER, Section 13 ("Agreements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 10. FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the INTRODUCTION, THE TENDER OFFER, Section 12 ("Purpose of the Offer; Certain Effects of the Offer"), THE TENDER OFFER, Section 13 ("Agreements Concerning the Shares") and THE TENDER OFFER, Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

          (a)(1)(A)   Offer to Purchase dated August 1, 2003.

          (a)(1)(B)   Letter of Transmittal dated August 1, 2003.

          (a)(1)(C)   Notice of Guaranteed Delivery.

          (a)(1)(D)   Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(E)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(1)(G)   Text of press release issued by Ridgewood Hotels, Inc. dated August 5, 2003.

          (b)   Not applicable.

          (d)   None.

          (g)   None.

          (h)   None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIDGEWOOD HOTELS, INC.

By:

Henk H. Evers, President

Dated: August 4, 2003

OFFER TO PURCHASE FOR CASH
BY
RIDGEWOOD HOTELS, INC.
FOR UP TO
790,257 SHARES OF ITS COMMON STOCK
AT
$2.08 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., ATLANTA, GEORGIA TIME, ON TUESDAY, SEPTEMBER 9, 2003, UNLESS THE OFFER IS EXTENDED.

     Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 790,257 shares (the "Shares") of its own common stock, par value $.01 per share (the "Common Stock"), for $2.08 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

     This Offer is not conditioned upon any minimum number of Shares being tendered. This Offer is subject to certain conditions. See "Section 15. Certain Conditions to the Offer".

     The Shares are quoted in the over-the-counter securities market with quotes available through Pink Sheets LLC (the "Pink Sheets") under the symbol "RWHT.PK". The Shares do not trade on a regular basis. On May 15, 2003, the date of the last reported sale of the Shares prior to the date of this Offer to Purchase, the reported sales price was $0.05 per Share.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER SHARES.

     The date of this offer to purchase is August 1, 2003.

IMPORTANT INFORMATION

To tender your Shares, you must do one of the following before the Offer expires:

          -   if your Shares are registered in the name of a broker, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender the Shares for you, or

          -   if you hold certificates for Shares in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required guarantees, the certificates for your Shares, and any other documents required by the Letter of Transmittal, to Computershare Trust Company, Inc., the depositary for the Offer (the "Information Agent" and "Depositary") at its address set forth on the back cover of this Offer to Purchase, or

          -   if you are an institution participating in The Depository Trust Company, which we call the "book-entry transfer facility" in this document, tender your Shares according to the procedure for book-entry transfer described in "Section 3. Procedures for Tendering Shares".

If you want to tender your Shares, but:

          -   your certificates for the Shares are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, or

          -   cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or

          -   your other required documents cannot be delivered to the Depositary by the expiration of the Offer.

You can still tender your Shares if you comply with the guaranteed delivery procedure described in "Section 3. Procedures for Tendering Shares".

To tender your Shares, you must follow the procedures described in this document, the Letter of Transmittal, and the other documents related to the Offer.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Depositary at the address and telephone number set forth on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

     Ridgewood Hotels, Inc., a Delaware corporation (the "Company" or "Ridgewood"), is offering to purchase 790,257 shares of its Common Stock (the "Shares"), for $2.08 per Share in cash (the "Offer"). The following are some of the questions that you, as a stockholder of Ridgewood, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal, because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SHARES AND WHY?

The offer to purchase the Shares is being made by Ridgewood. We intend to purchase our own outstanding Shares in order to comply with the terms of a Stipulation of Settlement dated March 19, 2003 arising out of a stockholder derivative action (the "Delaware Action") against the Company and certain of its former directors and stockholders in the Delaware Chancery Court. See "Section 10. The Stipulation of Settlement". If you choose to tender your Shares, you must tender all of the Shares that you own, but you will avoid the usual transaction costs associated with any market sale. If you choose not to tender your Shares, the Offer will serve to increase your ownership interest in the Company and thus in the Company's future earnings, if any, and assets, as the Shares purchased pursuant to the Offer will be retired. See "Section 12. Purpose of the Offer; Certain Effects of the Offer".

HOW MANY SHARES ARE YOU OFFERING TO PURCHASE?

We are offering to purchase up to 790,257 shares of our Common Stock. As of July 31, 2003, there were 3,831,257 shares of our Common Stock outstanding. The Shares we are offering to purchase through this Offer, therefore, represent approximately 20.6% of the issued and outstanding shares of Common Stock as of such date. Pursuant to the Stipulation of Settlement, Shares held by the defendants in the lawsuit or by Fountainhead Holdings Inc. or any of its or Ridgewood's directors, officers, executive employees or affiliates will not be tendered. As a result, the Offer will not be oversubscribed and, subject to the terms and conditions of the Offer, all Shares tendered will be purchased. See "INTRODUCTION" and "Section 12. Purpose of the Offer; Certain Effects of the Offer".

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $2.08 per Share, net to you in cash, without interest. The Offering price was determined pursuant to the terms of the Stipulation of Settlement, which was the result of arm's length negotiations between the parties to the Delaware Action. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses to the Information Agent or the Depositary. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "INTRODUCTION", "Section 3. Procedures for Tendering Shares" and "Section 2. Acceptance for Payment and Payment for Shares".

IF I TENDER MY SHARES, HOW MANY OF MY SHARES WILL RIDGEWOOD PURCHASE?

If you tender your Shares, Ridgewood will purchase all of your Shares unless you are (i) a director, officer, executive employee, affiliate, successor or assignee of Ridgewood, Fountainhead Holdings, Inc. or ADT Security Services, Inc. or (ii) an individual defendant in the Delaware Action or an heir, beneficiary, personal representative, executor or affiliate of any such individual defendant.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

We received $1,770,000 from certain of the defendants in the Delaware Action pursuant to the terms of the Stipulation of Settlement, and we have agreed to use up to $1,645,000 of these funds to purchase the Shares. Therefore, the Company already has the proceeds available for the purchase of the Shares pursuant to the Offer. See "Section 11. Source and Amount of Funds".

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

-   You will have at least until 5:00 p.m., Atlanta, Georgia time, on September 9, 2003, to decide whether to tender your Shares in the Offer.

-   If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "Section 3. Procedures for Tendering Shares".

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?	We are reserving the right to extend the Offer at our discretion, although the Company currently has no intention to do so. See "Section 1. Terms of the Offer; Expiration Date".
HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the Offer, we will inform Computershare Trust Company, Inc. (which is the Information Agent and Depositary for the Offer) of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., Atlanta, Georgia time, on the next business day after the day on which the Offer was scheduled to expire. See "Section 1. Terms of the Offer; Expiration Date".

ARE THERE ANY CONDITIONS TO THE OFFER?

Yes. Our obligation to accept and pay for your Shares depends upon a number of conditions, including:

-   No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the Offer.

-   Stockholders who tender their Shares in the Offer are required to tender all of their Shares of the Common Stock of the Company, as the Stipulation of Settlement provides that the Company will not accept partial tenders.

-   Pursuant to the Stipulation of Settlement, it is a condition to the Company's obligation to purchase a stockholder's Shares in the Offer that such stockholder release certain claims, if any, that such stockholder may have relating to his ownership of such Shares. The release is included in the Letter of Transmittal accompanying this Offer to Purchase. You should consult your own legal advisor if you have any questions regarding the release.

See "Section 15. Certain Conditions to the Offer".

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver the Certificates evidencing your Shares, together with a completed Letter of Transmittal with any required signature guarantees or other required documents, to Computershare Trust Company, Inc., the Depositary for the Offer, at its address set forth on the back cover of this Offer to Purchase, not later than the time the Offer expires. If you are unable to deliver something that is required to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program, The New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program to guarantee that the missing items will be received by the Depositary within three business days. However, the Depositary must receive the missing items within that three-day business-day period. See "Section 3. Procedures for Tendering Shares".

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?	You can withdraw previously tendered Shares at any time until the Offer has expired. See "Section 4. Withdrawal Rights".
HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you withdraw your Shares, you must withdraw all of your Shares, because under the terms of the Stipulation of Settlement, the Company will not accept partial tenders of Shares in the Offer. See "Section 4. Withdrawal Rights" and "Section 10. The Stipulation of Settlement".

WHAT WILL HAPPEN IF I DO NOT TENDER MY SHARES?

Upon the completion of the Offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in the Company and thus in its future earnings, if any, and assets, subject to the Company's right to issue additional shares of Common Stock and other equity securities in the future. In addition, the funds from the settlement proceeds that would have been used to repurchase your Shares will be retained by Ridgewood and be available for general corporate purposes. You should understand, however, that the majority stockholder of the Company has agreed not to tender its Shares in the Offer. See "Section 13. Agreements Concerning the Shares". As a result, the majority stockholder, who currently owns approximately 78.3% of the outstanding shares of Common Stock, will own an even greater percentage of the outstanding shares of Common Stock upon the completion of the Offer. Further, the Company is currently owned of record by fewer than 300 stockholders. As a result, the Company is eligible to deregister its Common Stock under the Securities Exchange Act of 1934 whether or not any stockholders tender their shares. The Company currently does not intend to terminate its registration under the Securities Exchange Act of 1934 before or after the completion of the Offer but may reevaluate this determination from time to time. See "Section 12. Purpose of the Offer; Certain Effects of the Offer".

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

The Board of Directors of the Company makes no recommendation as to whether you should tender your Shares, or hold them. Rather, they encourage you to make your own decision as to whether or not to tender Shares. Certain of the Company's stockholders, officers and directors have agreed pursuant to the Stipulation of Settlement not to tender their shares of Common Stock in the Offer. William N. Strassburger, the named plaintiff in the Delaware Action, has indicated to the Company that he currently intends to tender his shares of Common Stock in the Offer. See "Section 13. Agreements Concerning the Shares".

WHAT DOES THE COMPANY INTEND TO DO WITH THE PURCHASED SHARES AFTER THE OFFER EXPIRES?	We will retire the Shares. See "Section 12. Purpose of the Offer; Certain Effects of the Offer".
WILL THE COMPANY'S DIRECTORS AND OFFICERS TENDER SHARES IN THE OFFER?

Pursuant to the terms of the Stipulation of Settlement, the Company's directors, officers and executive employees will not tender any Shares in the Offer. See "Section 13. Agreements Concerning the Shares" and "Section 8. Certain Information Concerning Directors and Executive Officers of the Company".

FOLLOWING THE OFFER, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

The Company currently has less than 300 stockholders of record and, therefore, is currently eligible to deregister its Common Stock under the Securities Exchange Act of 1934. As a result, the Offer will have no effect on the Company' eligibility to deregister its Common Stock. The Company currently intends to continue as a public company, but such determination may be reevaluated from time to time after the Offer is completed. If the Company elects to terminate its registration under the Securities Exchange Act of 1934, the Company would no longer be a public company. See "Section 12. Purpose of the Offer; Certain Effects of the Offer".

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

Our Shares do not trade on a regular basis. On May 15, 2003, the date of the last reported sale prior to the date of this Offer to Purchase, the reported sales price was $0.05. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See "Section 6. Price Range of Shares; Dividends".

WHEN WILL THE COMPANY PAY FOR MY SHARES?

We will pay the purchase price, net to you in cash, without interest, for your Shares promptly after the expiration of the Offer and the acceptance of the Shares for payment. See "Section 2. Acceptance for Payment and Payment for Shares".

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

If you are a registered stockholder and you tender your Shares directly to Computershare Trust Company, Inc., the Depositary, you will not incur any brokerage commissions. If you hold Shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See "Section 14. Fees and Expenses".

WHAT ARE THE TAX CONSEQUENCES IF I TENDER MY SHARES?

Generally, you will be subject to United States Federal income taxation as well as applicable state, local and foreign income tax when you receive cash from the Company in exchange for your Shares. The cash you receive will be treated either as a sale or exchange eligible for capital gain or loss treatment, or, in limited circumstances, a stockholder may be treated as having received a dividend. Stockholders are urged to consult their tax advisors regarding the United States Federal income and other state and local tax aspects of the Offer. See "Section 5. Certain United States Federal Income Tax Consequences".

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call Computershare Trust Company, Inc., the Depositary and Information Agent for the Offer, at 1-303-262-0600 ext. 4732. You should consult with your own legal counsel and tax and accounting advisors before making a decision about whether to tender your Shares in the Offer. For further contact information, see the back cover of this Offer to Purchase.

     To the Holders of Shares of Common Stock of Ridgewood Hotels, Inc.:

INTRODUCTION

     Ridgewood Hotels, Inc. hereby offers to purchase up to 790,257 of its outstanding shares of Common Stock, par value $.01 per share (the "Shares"), at $2.08 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

     The Company is purchasing the Shares in order to comply with the terms of a Stipulation of Settlement (the "Stipulation of Settlement") dated March 19, 2003 arising out of a stockholder derivative action styled William N. Strassburger v. Michael M. Earley, Luther A Henderson, John C. Stiska, N. Russell Walden and Triton Group, Ltd. and Ridgewood Properties, Inc. (n/k/a Ridgewood Hotels, Inc.), Civil Action No. 14267 in the Court of Chancery of the State of Delaware (the "Delaware Action"). The Delaware Action was commenced against the Company and certain of its former directors and stockholders. Pursuant to the Stipulation of Settlement, the defendants in the Delaware Action have paid the Company $1,770,000, and the Company has agreed to use up to $1,645,000 of such funds to purchase the Shares. The Stipulation of Settlement provides that the Company, the defendants and Fountainhead Holdings, Inc. (the Company's majority stockholder) and their respective officers, directors, executive employees, affiliates, successors and assigns (or with respect to the individual defendants, their heirs, beneficiaries, personal representatives or executors) will not tender their Common Stock in the Offer. As a result, it is estimated that the holders of 790,257 Shares of Common Stock may be eligible to participate in the Offer, resulting in an offer price of $2.08 per share for such Shares. See "Section 10. The Stipulation of Settlement".

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER SHARES.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CONDITIONS. SEE "SECTION 15. CERTAIN CONDITIONS TO THE OFFER".

     As of July 31, 2003, there were 3,831,257 shares of Common Stock outstanding. Accordingly, the 790,257 Shares which the Company is offering to purchase in the Offer represent approximately 20.6% of the outstanding shares of Common Stock as of July 31, 2003, and approximately 20.6% of the sum of the outstanding shares of Common Stock, plus all shares of Common Stock which may be issued upon exercise of outstanding options as of such date. However, because, pursuant to the terms of the Stipulation of Settlement, the holders of approximately 3,041,000 shares of the Common Stock have agreed not to tender their shares in the Offer, the Offer will not be oversubscribed and the stockholders will not be subject to pro-ration of their Shares.

     The Company will pay all reasonable charges and expenses of Computershare Trust Company, Inc. incurred in connection with the Offer. Certain tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or (subject to Instruction 5 of the Letter of Transmittal) share transfer taxes on the purchase of Shares by the Company. See "Section 14. Fees and Expenses".

     The Shares are quoted on the Pink Sheets under the symbol "RWHT.PK" but do not trade on a regular basis. On May 15, 2003, the date of the last reported sale prior to the date of this Offer to Purchase, the reported sales price was $0.05 per share. See "Section 6. Price Range of Shares; Dividends". STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     STOCKHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended, the terms and conditions of such extension), the Company will accept for payment, and will pay for, up to 790,257 Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "Section 4. Withdrawal Rights". The term "Expiration Date" means 5:00 p.m., Atlanta, Georgia time, on September 9, 2003, unless and until the Company shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company under this Section 1, shall expire.

     Subject to all applicable laws and the terms and conditions of the Offer, the Company reserves the right, as described in "Section 15. Certain Conditions to the Offer", to waive conditions thereto, in its sole discretion, and/or extend, withdraw, terminate or delay the Offer in any case by making a public announcement thereof. The Company does not currently intend to exercise its right to extend the Offer.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING THE REQUIREMENT THAT TENDERING STOCKHOLDERS TENDER ALL (AND NOT LESS THAN ALL) OF THEIR SHARES IN THE OFFER. SEE "SECTION 15. CERTAIN CONDITIONS TO THE OFFER".

     All Shares purchased pursuant to the Offer will be purchased at the Offer Price, net to the seller, in cash, without interest.

     Subject to the terms and conditions of the Offer, the Company expressly reserves the right, in its sole discretion, at any time and regardless of whether or not any of the events set forth in "Section 15. Certain Conditions to the Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "Section 4. Withdrawal Rights".

     If the Company is delayed in its payment for the Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "Section 4. Withdrawal Rights". However, the ability of the Company to delay the payment for Shares which the Company has accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (the "Exchange Act"), which requires that the bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended, the terms and conditions of any such extension), the Company will accept for payment, and will pay for, all Shares validly tendered (prior to the Expiration Date and not properly withdrawn) as soon as practicable after the Expiration Date. Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Certificates or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "Section 3. Procedures for Tendering Shares", (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary, as agent for the tendering stockholders, of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, then the Certificates evidencing such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in "Section 3. Procedures for Tendering Shares", such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

     3. PROCEDURES FOR TENDERING SHARES. GENERAL. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term "Agent's Message" means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that (i) DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (iii) the Company may enforce such agreement against such participant.

     BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account in accordance with DTC's procedures for such transfer. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Atlanta, Georgia time. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate share powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or share powers guaranteed by an Eligible Institution. If the Letter of Transmittal or share powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, then such persons should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted. See Instructions 1 and 4 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

          (i)   such tender is made by or through an Eligible Institution;

          (ii)   a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, is received prior to the Expiration Date by the Depositary as provided below; and

          (iii)   the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three business days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Shares, or of a Book-Entry Confirmation of the delivery of such Shares, and of the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and of any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and the Company's interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Company. Neither the Company, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Company as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Company reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Company's payment for such Shares, the Company must be able to exercise full voting rights with respect to such Shares.

     The acceptance for payment by the Company of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP UNITED STATES FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENTS MADE TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP UNITED STATES FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 28% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL. NON-UNITED STATES HOLDERS MUST SUBMIT A COMPLETED FORM W-8 TO AVOID BACKUP WITHHOLDING. SEE INSTRUCTION 10 AND THE DISCUSSION UNDER "IMPORTANT TAX INFORMATION" OF THE LETTER OF TRANSMITTAL. THESE FORMS MAY BE OBTAINED FROM THE DEPOSITARY.

     4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date, unless theretofore accepted for payment by the Company pursuant to the Offer. Any stockholder wishing to withdraw such stockholder's Shares shall be required to withdraw all of such stockholder's Shares, as partial tenders will not be accepted. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 3. Procedures for Tendering Shares", any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or must otherwise comply with DTC's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in "Section 3. Procedures for Tendering Shares", at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. This is a general summary of the material United States Federal income tax consequences of the sale of Shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations and administrative and judicial interpretations, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular stockholder in light of the stockholder's particular circumstances. Rules different from those discussed below may apply to some stockholders such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold Shares as a position in a "straddle" or as part of a "hedge", "conversion transaction" or other integrated investment, persons who received Shares as compensation, or persons whose functional currency is other than the United States dollar. This summary does not address any state, local or foreign tax considerations that may be relevant to a stockholder's decision to tender Shares pursuant to the Offer. This summary assumes Shares are held as capital assets within the meaning of Section 1221 of the Code.

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     TAX CONSEQUENCES OF SALE VS. DISTRIBUTION TREATMENT. The Company's purchase of Shares from a stockholder pursuant to the Offer will be treated by the stockholder either as a sale of the Shares or as a distribution by the Company. The purchase will be treated as a sale if the stockholder meets any of the three tests discussed below. It will be treated as a distribution if the stockholder satisfies none of those tests.

     If the purchase of Shares from a stockholder is treated as a sale, the stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the Shares sold. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares were held more than one year.

     If the purchase of Shares from a stockholder is treated as a distribution by the Company, the full amount of cash received by the particular stockholder for the Shares (without any offset for the stockholder's tax basis in the purchased Shares) will be treated as a dividend to the extent that the Company's current and accumulated earnings and profits, if any, would be allocable to the distribution. To the extent, if any, that payments made by the Company exceed its current and accumulated earnings and profits, a tendering stockholder will receive its share of such excess tax-free to the extent of its basis in its Shares and then as capital gain. After the recent enactment of the Jobs and Growth Tax Relief Reconciliation Act of 2003, dividends generally are taxed at the rate applicable to long-term capital gain. However, due to the inability to offset the stockholder's tax basis in the purchased Shares against the amount of the dividend, as well as the Code's limitations on a taxpayer's ability to offset against dividend or other ordinary income any capital losses that the taxpayer may also have, dividend characterization may still result in a greater tax liability to any particular shareholder than would sale treatment.

     DETERMINATION OF SALE OR DISTRIBUTION TREATMENT. Under Section 302(b) of the Code, the Company's purchase of Shares pursuant to the Offer will be treated as a sale of the Shares by a stockholder if:

          (a)   the purchase completely terminates the stockholder's equity interest in the Company;

          (b)   the receipt of cash by the stockholder is "not essentially equivalent to a dividend"; or

          (c)   as a result of the purchase there is a "substantially disproportionate" reduction in the stockholder's equity interest in the Company.

     If none of these tests are met with respect to a particular stockholder, then the Company's purchase of Shares from that stockholder pursuant to the Offer will be treated as a distribution.

     In applying these tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a stockholder is treated as owning not only Shares actually owned by the stockholder but also Shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a stockholder will be considered to own Shares owned, directly or indirectly, by certain members of the stockholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an equity interest, as well as Shares which the stockholder has an option to purchase.

     It may be possible for a tendering stockholder to satisfy one of these three tests by contemporaneously selling or otherwise disposing of all or some of the Shares that such stockholder actually or constructively owns that are not purchased pursuant to the Offer. Correspondingly, a tendering stockholder may not be able to satisfy one of these three tests because of contemporaneous acquisitions of Shares by that stockholder or a related party whose Shares would be attributed to such stockholder. Stockholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     COMPLETE TERMINATION. A purchase of Shares pursuant to the Offer will result in a "complete termination" of the stockholder's interest in the Company if, immediately after the sale, either:

          (a)   the stockholder owns, actually and constructively, no Shares; or

          (b)   the stockholder actually owns no Shares and constructively owns only Shares as to which the stockholder is eligible to waive, and does effectively waive, constructive ownership under the procedures described in Section 302(c)(2) of the Code.

     Stockholders who hold options to purchase Shares, who have an interest in any entity that may retain Shares or hold options after the purchase by the Company pursuant to the Offer, or who have family members who may retain Shares or hold options directly or indirectly through entity attribution should consult their own tax advisors with respect to the application of the "complete termination" test to their particular situation and circumstances and the potential eligibility to file a waiver in that regard.

     NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND. A purchase of Shares pursuant to the Offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the selling stockholder's proportionate interest in the Company. Whether a stockholder meets this test will depend on relevant facts and circumstances. The Internal Revenue Service (the "IRS") has held in a published ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage share ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned .0001118% of the publicly held corporation's shares before a redemption, owned .0001081% of the corporation's shares after the redemption, and did not exercise any control over corporate affairs.

     In measuring the change, if any, in a stockholder's proportionate interest in the Company, the meaningful reduction test is applied by taking into account all Shares that the Company purchases pursuant to the Offer, including Shares purchased from other stockholders.

     If, taking into account the constructive ownership rules of Section 318 of the Code, a stockholder owns Shares that constitute only a minimal interest in the Company and does not exercise any control over the affairs of the Company, any reduction in the stockholder's percentage ownership interest in the Company should be a "meaningful reduction". Such selling stockholder should, under these circumstances, be entitled to treat his or her sale of Shares pursuant to the Offer as a sale for U.S. Federal income tax purposes. Stockholders should consult their own tax advisors with respect to the application of the "not essentially equivalent to a dividend" test to their particular situation and circumstances.

     SUBSTANTIALLY DISPROPORTIONATE. A purchase of Shares pursuant to the Offer will be "substantially disproportionate" as to a stockholder if immediately after the purchase the percentage of the then-outstanding Shares that the stockholder actually and constructively owns is less than 80% of the percentage of the outstanding Shares that the stockholder actually and constructively owned immediately before its sale of Shares. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

     CORPORATE DIVIDENDS-RECEIVED DEDUCTION. Corporate stockholders are urged to consult with their own tax advisors regarding the availability of the dividends-received deduction and whether the dividend would be treated as an "extraordinary dividend" under Section 1059(a) of the Code, and the tax consequences to them therefrom.

     CONSEQUENCES TO STOCKHOLDERS WHO DO NOT SELL SHARES PURSUANT TO THE OFFER. Stockholders who do not sell Shares pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     TAXATION OF NON-U.S. STOCKHOLDERS. The rules governing foreign stockholders are complex and no attempt will be made herein to provide more than a limited summary of such rules. Foreign stockholders should consult their own tax advisers to determine the impact of U.S. Federal, state and, local income tax laws with regard to the purchase of Shares by the Company pursuant to the Offer, including any reporting requirements.

     A foreign stockholder generally will be subject to withholding of U.S. federal income tax at a rate of 30% unless we and the Depositary determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable (for example, because the gross proceeds from the sale of Shares are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States, in which case the foreign stockholder generally will be subject to tax in the same manner as U.S. stockholders are taxed with no withholding required, unless the Company were to constitute a "United States real property holding corporation" under Section 897 of the Code and a 10% withholding requirement were imposed pursuant to Section 1445 of the Code).

     If the purchase of Shares by the Company pursuant to the Offer is treated under the provisions of Section 302(b) as a sale, the proceeds generally will not be subject to U.S. federal income taxation, unless (i) the gain realized upon the sale is effectively connected with the conduct of a trade or business of the foreign stockholder in the United States (including any deemed conduct of a trade or business by the stockholder pursuant to Section 897 of the Code if the Company were to constitute a "United States real property holding corporation"), (ii) the foreign stockholder is a "resident alien" under Section 7701(b) of the Code in the taxable year of such sale or exchange because such foreign stockholder was present in the United States for 183 days or more during the current year and the two preceding years (calculated under a weighted-average formula) or (iii) the foreign stockholder is a nonresident alien individual and is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met. A foreign stockholder described in clause (i) above will be taxed on the net capital gain derived from the sale at the rate applicable to United States persons generally. Any such effectively connected income received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A foreign stockholder described in clause (ii) above generally will be subject to U.S. income tax at the regular U.S. rates on the resident alien's worldwide income, and unless an applicable tax treaty provides otherwise, a foreign stockholder described in clause (iii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States losses derived from the sale or exchange of other capital assets.

     A foreign stockholder not described in either clause (i), (ii) or (iii) of the preceding paragraph with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if the sale of Shares by such stockholder pursuant to the Offer satisfies one of the three tests for sale treatment under Section 302(b) of the Code or such stockholder is otherwise able to establish that no tax or a reduced amount of tax was due.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. Payments in connection with the Offer may be subject to "backup withholding" at a 28% rate. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to a payment of cash pursuant to the Offer unless the stockholder (a) is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. stockholders) and, when required, demonstrates this fact or (b) provides a TIN, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

     To prevent backup withholding and possible penalties, each U.S. stockholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. stockholder must submit a properly executed IRS Form W-8 to the Depositary. Any amount paid as backup withholding will be creditable against the stockholder's United States Federal income tax liability.

     ALL STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

     6. PRICE RANGE OF SHARES; DIVIDENDS. Prior to August 21, 2002, the Shares were quoted on the Over-The-Counter Bulletin Board ("OTCBB"). On August 21, 2002, the Shares began trading on the Pink Sheets under the symbol "RWHT.PK". From time to time, a very small number of securities broker-dealers publish only intermittent quotations for the Shares, and there was and is no continuous, consistent trading market. The trading volume in the Shares has been and is extremely limited. The limited nature of the trading market for the Shares has created the potential for significant changes in the trading price for the Shares as a result of relatively minor changes in the supply and demand for the Shares and perhaps without regard to the Company's business activities.

     The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share as quoted on the OTCBB and the Pink Sheets as reported by North American Quotations. Such prices represent prices between broker-dealers, do not include retail mark-ups, mark-downs or commissions and may not represent actual transactions.

	HIGH	LOW
2001:
First Quarter	$0.250	$0.050
Second Quarter	0.843	0.550
Third Quarter	0.740	0.500
Fourth Quarter	0.600	0.580
2002:
First Quarter	0.700	0.580
Second Quarter	0.250	0.250
Third Quarter	0.250	0.250
Fourth Quarter	0.010	0.010
2003:
First Quarter	0.050	0.050
Second Quarter	0.250	0.050
Third Quarter (through July 31, 2003)*	0.000	0.000

________________________

          *   No transactions were reported during the third calendar quarter of 2003 through the date of this Offer to Purchase.

     On May 15, 2003, the date of the last reported sale prior to the date of this Offer to Purchase, the sales price was $0.05 per share.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Board has not historically declared and paid dividends on the Shares. There can be no assurance as to when or whether the Board will declare dividends on the Shares in the future.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is primarily engaged in the hotel management business. The Company currently manages four hotels located in two states and Scotland, including the Chateau Elan Winery & Resort located in Braselton, Georgia ("Chateau Elan Georgia"). The Company also owns one hotel that it manages, owns undeveloped land that it holds for sale and manages a golf resort and a restaurant.

     The Company operates in two reportable business segments: hotel operations and hotel management services. The Company's current hotel operations segment consists solely of a 271 room hotel it owns in Louisville, Kentucky. The hotel is franchised with Holiday Inn. The Company's hotel management services segment currently consists of four managed hotels, excluding the owned hotel by the Company. Three of these hotels are owned by Fountainhead Development Corp. (an affiliate of the Company's majority stockholder Fountainhead Holdings, Inc.) and another is owned by the Company's Chief Executive Officer and President.

     The Company was incorporated under the laws of the State of Delaware on October 29, 1985. In January 1997, the Company changed its name from Ridgewood Properties, Inc. to Ridgewood Hotels, Inc. Prior to December 31, 1985, the Company operated under the name CMEI, Inc.

     The Company's principal office is located at 100 Rue Charlemagne, Braselton, Georgia 30517 (telephone number (678) 425-0900).

     AVAILABLE INFORMATION. Additional information about the Company including financial information relating to the Company is contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003 which is filed with the SEC. Other financial information is included in other documents filed by the Company with the SEC.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located in New York, New York and Chicago, Illinois. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the SEC's customary fees. The Company has also filed an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer.

     8. CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. Set forth in the table below are the names, titles, business addresses, telephone numbers, and beneficial ownership of shares information of the directors and executive officers of the Company. Each person identified below is a United States citizen.

NAME and ADDRESSES(1)	TITLE	AGGREGATE NUMBER OF BENEFICIALLY OWNED SHARES/PERCENTAGE OF SHARES OWNED	PERCENTAGE OWNERSHIP(2)

Donald E. Panoz	Chief Executive Officer and Director	3,000,000(3)	78.30%
Nancy C. Panoz	Director	3,000,000(3)	78.30%
Henk H. Evers	President and Director	67,500(4)	1.76%
James J. Papovich	Regional Director of Operations	200	*
Stacey D. Stewart	Director	0	*
Anthony Mastandrea	Director	0	*

          * Less than 1%

          (1)   Information as to the beneficial ownership of Common Stock has either been furnished to the Company by or on behalf of the indicated persons or is taken from reports on file with the SEC and is as of July 31, 2003. The mailing address of each beneficial owner is 100 Rue Charlemagne, Braselton, Georgia 30517 and the telephone number is (678) 425-0900.

          (2)   Percentage calculated based on 3,831,257 shares of Common Stock outstanding on July 31, 2003.

           (3)   Mr. and Ms. Panoz, who are married, are directors of the Company and together may be deemed to beneficially own all of the voting stock of Fountainhead Holdings, Ltd. ("Holdings"), which in turn owns all of the voting stock of Fountainhead Holdings, Inc. Although Mr. and Ms. Panoz may be deemed to meet the definition of beneficial ownership with respect to the voting stock of Holdings, they have no economic interest in such voting stock. Because the shares of Common Stock are held of record by Fountainhead Holdings, Inc., each of Mr. and Ms. Panoz may be deemed to be a beneficial owner of all such shares.

           (4)   Represents 67,500 shares of Common Stock underlying options that are currently exercisable.

     9. PAST TRANSACTIONS AND AGREEMENTS INVOLVING THE COMPANY. On January 10, 2000, the Company entered into a Management Agreement with Fountainhead Development Corp. ("Fountainhead Development"), pursuant to which Fountainhead Development retained the Company to perform management services at Chateau Elan Winery and Resort, one of Fountainhead Development's properties, for a period of five years (the "Management Agreement"). In consideration of Fountainhead Development's agreement to enter into the Management Agreement and a payment of $10,000 by Fountainhead Development to the Company, the Company issued to Fountainhead 1,000,000 shares of Common Stock. The determined market value of the Management Agreement was $2,000,000 at the time of the transaction. In the Management Agreement, Fountainhead Development agreed to pay the Company a base management fee equal to 2% of the gross revenues of the properties being managed, plus an annual incentive management fee to be determined each year based on the profitability of the properties being managed during that year.

     The Management Agreement has a term of five years, but is terminable upon the transfer by Fountainhead Development of all or a material portion of the properties covered by the Management Agreement. If the Management Agreement is terminated upon such a transfer or upon the occurrence of an event of default by Fountainhead Development, Fountainhead Development shall pay to the Company a portion of the projected fees owed to the Company under the Management Agreement, with adjustments based on the term of the Management Agreement remaining. In such event, Fountainhead may elect to surrender to the Company the shares of Common Stock in lieu of a cash payment.

     10. THE STIPULATION OF SETTLEMENT. On May 2, 1995 a complaint was filed in the Court of Chancery of the State of Delaware, New Castle County entitled William N. Strassburger v. Michael M. Early, Luther A. Henderson, John C. Stiska, N. Russell Walden, and Triton Group, Ltd., defendants, and Ridgewood Properties, Inc. (n/k/a Ridgewood Hotels, Inc.), nominal defendant, C.A. No. 14267 (the "Delaware Action"). The plaintiff is an individual stockholder of the Company who purported to file the Delaware Action individually, representatively on behalf of all similarly situated shareholders, and derivatively on behalf of the Company. The Delaware Action challenged the actions of the Company and its directors in consummating the Company's August 1994 repurchases of its common stock held by Triton Group, Ltd. and Hesperus Partners Ltd. On March 19, 1998, the Court dismissed all class claims, leaving only derivative claims. A trial on the derivative claims was completed in April 1999.

     In a January 24, 2000 opinion, the Court found in favor of the plaintiff and against three of the four individual director-defendants (Messrs. Walden, Stiska and Earley). The Court held that the repurchase transactions being challenged were unlawful under Delaware law. Having found that the challenged transactions were unlawful, the Court determined that further proceedings would be necessary to determine the appropriate remedy. In November 2000, the Court entered an Order Partially Implementing Decisions and Scheduling Proceedings on Rescissory Damages (the "November 2000 Order"). The November 2000 Order, among other things, ordered the rescission of the Company's outstanding preferred stock and the issuance of 1,350,000 shares of the Company's Common Stock in return therefor, but the rescission of the preferred stock was stayed subject to the Court's entry of a final order on the remaining issues. Following additional discovery, issues relating to damages were tried to the Court in January 2002 and, after post-trial briefing, oral argument was presented to the Court in June 2002. The Court did not render a decision with respect to the damages issues. Following oral argument on the damage issues, the parties entered into arm's length settlement negotiations. As a result of these negotiations, the parties entered into the Stipulation of Settlement, which was submitted to the Chancery Court for approval on March 24, 2003.

          The principal terms of the Stipulation of Settlement provide that:

          (i)   Certain of the defendants would pay to Ridgewood the aggregate amount of $1,770,000. Ridgewood agreed to use up to $1,645,000 of such funds to make an offer to acquire the shares of Ridgewood's Common Stock held by its Minority Stockholders (as such term is defined in the Stipulation of Settlement). Pursuant to the Stipulation of Settlement, (a) shares held by Ridgewood, Fountainhead Holdings, Inc. and ADT Security Services, Inc. (the successor by merger to Triton Group. Ltd.) and their respective directors, officers, executive employees, affiliates, successors and assigns and (b) the four individual defendants and their heirs, beneficiaries, personal representatives, executors or affiliates, will not tender any shares of Common Stock owned by them. As a result, it is estimated that the holders of 790,257 shares of Common Stock may be eligible to participate in the Offer, resulting in an offer of $2.08 per Share for such Shares. If less than 790,257 Shares are tendered, the funds that otherwise would have been used to purchase such untendered Shares will be retained by Ridgewood for general corporate purposes.

          (ii)   All of the shares of Ridgewood's Series A Convertible Preferred Stock would be cancelled in exchange for 1,350,000 shares of Common Stock (which will not be eligible to participate in the Offer) and Ridgewood's obligation to pay accrued but unpaid dividends with respect to such preferred stock will be eliminated.

                    i.   Defendant N. Russell Walden would transfer 32,000 shares of Common Stock to Ridgewood for cancellation.

                    ii.   The claims in the Delaware Action would be dismissed and the defendants and the Company would be released from any claims relating thereto.

     In addition, certain of the defendants would pay the attorney's fees and expenses of the plaintiff's counsel up to $1,825,000. Under the terms of the Stipulation of Settlement, Ridgewood is not obligated to pay any of the plaintiff's attorney's fees or expenses.

     At the parties request, the Court entered a Scheduling Order directing that a settlement hearing (the "Settlement Hearing") be held on May 20, 2003 to determine whether the Stipulation of Settlement was fair, reasonable and adequate and in the best interests of the Company and the Minority Stockholders (as defined in the Stipulation of Settlement). Notice of the Settlement Hearing was given to stockholders of record pursuant to the Court's order. The Settlement Hearing was held on May 20, 2003. After the Settlement Hearing, the Court entered an Order and Final Judgment approving the Stipulation of Settlement as procedurally and substantively fair, reasonable and adequate and in the best interests of Ridgewood and its Minority Stockholders and dismissing all claims relating to the Delaware Action. The Order and Final Judgment became final on June 19, 2003.

     Subsequently, (i) Ridgewood received $1,770,000 in cash from the defendants, (ii) Mr. Walden transferred 32,000 shares of Common Stock to the Company and such shares were cancelled and (iii) Fountainhead Holdings, Inc. returned its 450,000 shares of the Company's Series A Preferred Stock to the Company in return for 1,350,000 Shares of Common Stock.

     The Company is making this Offer to comply with its obligations under the Stipulation of Settlement. Pursuant to the Stipulation of Settlement, if for any reason the Company is unable to commence the tender offer within 180 days from the date the settlement of the Delaware Action became final, then the Company is required to tender the funds to be used to purchase the Shares back to the Court of Chancery in the Delaware Action.

     The foregoing is only summary of certain of the terms of the Stipulation of Settlement and is qualified in its entirety by reference to the Stipulation of Settlement which is filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 2, 2003.

     11. SOURCE AND AMOUNT OF FUNDS. If 790,257 Shares are purchased by the Company pursuant to the Offer at $2.08 per Share, net to the seller in cash, the aggregate cost to the Company, will be approximately $1,645,000. In addition, the Company estimates that it will incur approximately $35,000 in fees and expenses relating to the Offer. The Company will fund the purchase of Shares pursuant to the Offer through use of the funds already paid to the Company pursuant to the Stipulation of Settlement. See "Section 10. The Stipulation of Settlement".

     12. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. The Offer is being made to comply with the Company's obligations under the Stipulation of Settlement, which requires the Company to make an offer to purchase the Shares with the offer price determined by dividing $1,645,000 by the estimated number of Shares held by Minority Stockholders. The Company recognizes that its Shares are not widely held, not regularly followed by analysts and are traded only sporadically. The Offer will afford stockholders the opportunity to dispose of Shares in a manner not currently available through market sales and without the usual costs associated with market sales.

     Stockholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's future earnings, if any, and assets following the retirement of Shares purchased pursuant to the Offer. You should understand, however, that the majority stockholder of the Company has agreed not to tender its Shares in the Offer. See "Section 13. Agreements Concerning the Shares". As a result, the majority stockholder, who currently owns approximately 78.3% of the outstanding shares of Common Stock, will own an even greater percentage of the outstanding shares of Common Stock upon the completion of the Offer. The funds from the settlement proceeds that would have been used to purchase any Shares that are not tendered will be retained by the Company and be available for general corporate purposes.

     NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER SHARES.

     At present, the Company's Board has not authorized any future repurchases of Shares aside from the Offer although, subject to any applicable legal requirements, it may do so at any time. Future purchases, if any, may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. Any possible future repurchases of Shares by the Company would depend on many factors, including, among others, the market price of the Shares, the results of the Offer, the Company's business and financial position (including its liquidity and alternative uses for the Company's resources) and general economic and market conditions. Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, for at least ten business days after the Expiration Date.

     The purchase of 790,257 Shares pursuant to the Offer will not cause the Shares to stop being quoted on the Pink Sheets or to be deregistered under the Exchange Act. See clause (b) of "Section 15. Certain Conditions to the Offer". However, the Company is owned of record by fewer than 300 stockholders, and after the Offer closes, will continue to be owned of record by fewer than 300 stockholders. As a result, the Company could terminate its registration under the Exchange Act at any time.

     13. AGREEMENTS CONCERNING THE SHARES. Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 60 days prior to the date hereof, except that, as required by the Stipulation of Settlement, 450,000 shares of the Company's Series A Converted Preferred Stock owned by Fountainhead Holdings, Inc. was exchanged for 1,350,000 shares of Common Stock. As a result, Fountainhead Holdings, Inc. owns 3,000,000 shares of Common Stock. None of the 3,000,000 shares will be tendered.

     Except as set forth in this Offer to Purchase, neither the Company nor its subsidiaries nor, to the best of the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, agreement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

     Certain stockholders of the Company will not be tendering their shares of the Common Stock pursuant to the Offer. Specifically, pursuant to the Stipulation of Settlement, the Company, ADT Security Services, Inc. (successor by merger to Triton Group, Ltd.), Fountainhead Development, LLC and Fountainhead Holdings, Inc. and their respective directors, officers, executive employees, affiliates, successors and assigns, and the individual defendants and their respective heirs, beneficiaries, executors and personal representatives will not tender their shares of Common Stock pursuant to the Offer. The Company estimates that 3,041,000 shares of Common Stock are held by stockholders who, pursuant to the Stipulation of Settlement, have agreed not to tender their Shares.

     William N. Strassburger, the named plaintiff in the Delaware Action, has indicated to the Company that he currently intends to tender his shares of Common Stock in the Offer.

     14. FEES AND EXPENSES. Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Computershare Trust, Inc. has been retained by the Company as Depositary and Information Agent in connection with the Offer. The Information Agent will assist stockholders who request assistance in connection with the Offer and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners for which they act as nominees. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for reasonable expenses, including the reasonable fees and expenses of counsel. The Company has agreed to indemnify the Depositary against certain liabilities which could occur in connection with the Offer, including certain liabilities under the Federal securities laws. The Depositary has not been retained and is not authorized to make solicitations or recommendations in connection with the Offer in its role as Depositary or Information Agent.

     The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any share transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 5 of the Letter of Transmittal.

     15. CERTAIN CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend or terminate the Offer as set forth in Section 1, the Company shall not be required to accept for payment or pay for any Shares tendered, or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, before acceptance for payment of or payment for any such Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

          (a)   there shall have been threatened, instituted or pending any action or proceeding by, or the Company shall have received any notice from, any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that challenges the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer; or

          (b)   there shall be a reasonable likelihood that the SEC will determine that the purchase of Shares pursuant to the Offer will be deemed to be a transaction subject to Rule 13e-3 of the SEC;

that, in the sole and reasonable judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     It is a condition to the Company's obligation to accept for payment or pay for any Shares tendered that the stockholder tendering such Shares, releases and discharges any and all claims, whether known or unknown, existing or occurring on or before the date of the tender offer that such stockholder may have against the Company, ADT Security Services, Inc., Fountainhead Development LLC, Fountainhead Holdings, Inc., Michael M. Earley, Luther A. Henderson, John C. Stiska and N. Russell Walden arising out of or related to the ownership of the Shares by such stockholder. If any stockholder fails to agree to the terms of such release, which is set forth in the Letter of Transmittal, the Company may reject such stockholder's tender of Shares in the Offer. Stockholders are urged to consult with their own legal advisor with respect to the release and discharge.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and, except as set forth in the next sentence, any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole and reasonable discretion. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See "Section 1. Terms of the Offer; Expiration Date".

     The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

     16. CERTAIN LEGAL MATTERS. The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act.

     As of the date of this Offer to Purchase, there are no material legal proceedings relating to the Offer other than the matters contemplated by the Stipulation of Settlement.

     The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See "Section 15. Certain Conditions to the Offer".

     17. MISCELLANEOUS. The Offer is being made to all holders of Shares, although pursuant to the Stipulation of Settlement the stockholders referred to in Section 13 of this Offer to Purchase have agreed not to tender their Shares of Common Stock. The Company is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, then the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Company has filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedule and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in "Section 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the SEC).

Ridgewood Hotels, Inc.

August 1, 2003

THE DEPOSITARY AND THE INFORMATION AGENT FOR THE OFFER IS:
COMPUTERSHARE TRUST COMPANY, INC.
FACSIMILE TRANSMISSION:
(FOR ELIGIBLE INSTITUTIONS ONLY)
(303) 262-0606
FOR CONFIRMATION CALL:
(303) 262-0600 ext. 4732

BY MAIL, BY FEDERAL EXPRESS OR OTHER COURIER, OR BY HAND:

Computershare Trust Company, Inc.
350 indiana street
Suite 800
golden, Colorado 80401

FOR INFORMATION:
1-(303) 262-0600 ext. 4732

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.